Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 26, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on August 25, 2009, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated August 25, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
August 26, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2009

CHAIRMAN’S STATEMENT

In the first half of 2009, with the guideline of “adjusting structure, stabilizing growth, preventing risk and raising profit” and the overall strategy of “stable growth, improving profitability, further reform and strengthening control”, the Company strived to overcome the impact of the global financial crisis and the slowdown of domestic economic development, and continued to practise the mode of development with its own characteristics. The Company has adjusted its business structure on its own initiative, continued to maintain a leading position in the market, further strengthened internal control management and promoted reform and innovation, and its operational performance was significantly enhanced.

During the reporting period, the gross written premiums and policy fees of the Group (the Company and its subsidiaries) were RMB87,863 million, up 10.82% from the corresponding period in 2008, while net profit attributable to shareholders of the Company was RMB18,226 million, up 15.08% from the corresponding period in 2008. Basic and diluted earnings per share were RMB0.64. As of 30 June 2009, the Group’s total assets reached RMB1,160,322 million, an increase of 11.05% from the end of

2008. Embedded value reached RMB267,320 million, an increase of 11.34% from the end of 2008. The Company’s market share in the first half of 2009 was approximately 39.2%1, maintaining its leading position in the life insurance market of China2.

The Company was named in “Forbes Global 2000” for the sixth consecutive year, ranking No. 72. China Life was named in “Fortune Global 500” for the seventh consecutive year, ranking No. 133. The “China Life” brand was named in the World Brand Lab’s “The World’s 500 Most Influential Brands” for the third consecutive year, ranking No. 5 among domestic enterprises. The Company’s comprehensive strength and brand value were enhanced continuously.

[1]	According to the data released by China Insurance Regulatory Commission (“CIRC”) under PRC Generally Accepted Accounting Principles (“PRC GAAP”)
[2]	For the purpose of this announcement, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region.

Commission File Number 001-31914

REVIEW OF THE FIRST HALF OF 2009

In the first half of 2009, the Company strived to transform its growth model under the guideline of the scientific outlook on development. While maintaining a stable development, the Company strengthened efforts at business restructuring and has achieved remarkable success. First, the structure of regular premium business kept on improving, and the proportion of first-year regular premiums to the gross written premiums from first year long-term traditional insurance contracts increased to 97.63% in the first half of 2009 from 92.23% in the first half of 2008. Second, renewal premiums became a stronger driving force for growth. The renewal premiums grew 23.03% from the corresponding period in 2008, and the proportion of renewal premiums to gross written premiums increased to 66.84% in the first half of 2009 from 60.44% in the corresponding period in 2008. Third, the value of new business was enhanced significantly. The value of one year’s sales for the 12 months as of 30 June 2009 reached RMB16,763 million, an increase of 20.4% compared with that for the 12 months as of 31 December 2008; the new business value for the 6 months to 30 June 2009 reached RMB10,346 million, an increase of 37.8% from the corresponding period in 2008. Underwriting quality of the Company was enhanced continuously, and the Company’s Policy Persistency Rate (14 months and 26 months)3 reached 94.65% and 87.81%, respectively. Surrender Rate4 was 2.08%, a 0.91 percentage point decrease from the corresponding period in 2008.

In the first half of 2009, the Company actively responded to changes in the capital market and timely adjusted its investment portfolio by reducing the proportion of fixed income investment and increasing the proportion of equity investment, and the investment assets allocation were further optimized. For the reporting period, the gross investment yield5 was 3.27% (the simple annualized gross investment yield6 was 6.63%), an increase of 0.96 percentage points from the corresponding period in 2008. As of 30 June 2009, the proportion of debt securities in investment assets decreased from 61.43% at the end of 2008 to 51.49%, the proportion of term deposits in investment assets increased from 24.35% at the end of 2008 to 26.49%, and the proportion of equity securities in investment assets increased from 8.01% at the end of 2008 to 13.43%. Moreover, the Company successfully bid for the China Construction Bank’s H shares being sold by Bank of America, and participated in the share placement of Bank of China’s H shares, both of which yielded satisfactory investment returns.

[3]

The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[4]	According to PRC GAAP
[5]

The gross investment yield = (net investment income + net realized gains/(losses) on financial assets + net fair value gains/(losses) on assets at fair value through income(held-for-trading)) / ((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period) / 2)

[6]	The simple annualized gross investment yield = (the gross investment yield for the first half year/180)*365

Commission File Number 001-31914

In the first half of 2009, the Company focused on further strengthening the sales force, and made great efforts to create a first-class sales team which was of industry leading size, consisting of personnel with high quality, professionalism and strong competitiveness, in order to lay a solid foundation for growth mode transformation. As of 30 June 2009, the total number of individual exclusive agents of the Company reached around 740,000. The Company’s direct sales team had over 12,000 representatives. The bancassurance channel had more than 97,000 intermediary bancassurance outlets, including commercial bank branches, postal savings outlets and cooperative savings institutions, over 28,000 client service managers, and over 14,000 financial advisors. The Company actively developed new distribution channels such as telephone and online sales, and commenced building an email sales platform and had achieved some initial success.

In the first half of 2009, the Company revised its internal control manual and compliance evaluation rules, strengthened assessment for responsibility, accelerated the establishment of regional audit centers, and continued to strengthen internal control and risk management. The Company also upgraded management on the credit quality of insurance agents, and continuously optimized its monitoring and early-warning mechanism. Moreover, the Company stepped up efforts at business management standardization, and further optimized centralization of operational and financial systems, and promoted various reforms and innovations actively.

In the first half of 2009, the Company continued to carry out a series of “China Life Customer Festival” activities in various forms. The Company further enriched the customer service content and upgraded the “China Life 1+N” service by utilizing the China Life Crane Card platform. The Company exerted itself to promote the development of micro-insurance in rural villages, and had offered insurance protection to over 6 million low-income rural residents and more than 3 million rural families in total. The Company offered New Village Cooperative Medical Scheme in 118 counties (towns, districts), from which about 28 million people have benefited.

CORPORATE GOVERNANCE

In the first half of 2009, the Company successfully completed its election of a new session of the Board of Directors and the Supervisory Committee, and the third session of the Board of Directors and the Supervisory Committee were formed. Mr. Sun Changji and Mr. Bruce Douglas Moore have joined the new session of the Board of Directors, and Mr. Shi Xiangming and Mr. Wang Xu have joined the new session of the Supervisory Committee. The Company believes that the new session of the Board of Directors and the Supervisory Committee will continue to play a role in making decisions in relation to and supervision of the Company’s strategic plans, risk management, internal control and compliance as well as performance appraisal. Meanwhile, the Company expresses its heartfelt gratitude for the significant contribution to the Company’s development made by the former directors Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung, and the former supervisors Mr. Wu Weimin and Mr. Qing Ge.

DIVIDEND

Pursuant to the resolution of the meeting of the Board of Directors on 25 August 2009, the Company will not declare interim dividend for the six months ended 30 June 2009.

Commission File Number 001-31914

OUTLOOK

In the second half of 2009, China’s economy will become stabilized with a positive outlook, but the base for growth remains unsecured and there are still uncertainties in the capital market. With the new Insurance Law taking into effect, the Notification on the Implementation of the No. 2 Interpretation of Accounting Standard for Business Enterprises in the Insurance Sector issued by the CIRC and the continuous improvement of regulation, the insurance industry will operate in a better regulated environment, favorable for its further development in a scientific way, though insurance companies will be required to meet higher operating and management standards. At the same time, with the ongoing innovation of financial products and services, the competition in life insurance industry will become more comprehensive in nature. The Company is facing with various challenges as well as opportunities. While ensuring steady business development, the Company will effectively drive the change of development mode. The Company will strengthen the sales team through intensified training and education, exert great efforts on developing long-term regular premium business, and promote continuous improvement of its business structure and enhancement of its business value. The Company will adjust its investment strategy and endeavor to capture investment opportunities, so as to increase its investment income. The Company will also strive to achieve satisfactory operational results by strengthening risk control and risk monitoring, and implementing revenue-enhancing and expenditure-control measures. At the same time, the Company will endeavor to maintain its leading market position, enhance its sustainable development capabilities, and work firmly towards its target of establishing itself as a first-class international life insurance company.

MANAGEMENT DISCUSSION AND ANALYSIS

Gross written premiums and Policy fees

	Unaudited For the six months ended 30 June 2009
	Gross written premiums	Deposits	Policy fees
	RMB million	RMB million	RMB million

Individual Life Insurance	72,090	86,977	8,435
First-year business	19,161	79,363
Single	348	74,947
First-year regular	18,813	4,416
Renewal business	52,929	7,614

Group Life Insurance	118	7,892	236
First-year business	113	7,891
Single	109	7,891
First-year regular	4	—
Renewal business	5	1

Accident and Health Insurance	6,984
Short-term accident insurance business	3,544
Short-term health insurance business	3,440

Total	79,192	94,869	8,671

Commission File Number 001-31914

For the reporting period, the Company’s gross written premiums and policy fees was RMB87,863 million, as compared with RMB79,285 million for the corresponding period in 2008, representing an increase of 10.82%. The increase was mainly attributable to an increase in insurance business.

Investment Income

For the reporting period, the investment income of the Group was as follows:

	Unaudited For the six months ended 30 June
	2009	2008
	RMB million (excluding percentage)	RMB million (excluding percentage)

Net investment income	18,930	25,302
Net realized gains on financial assets	11,887	742
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	1,375	(6,495)
Gross investment yield	3.27%	2.31%
Net investment yield[7]	1.92%	2.99%

For the reporting period, the Group’s net investment income decreased by 25.18% as compared with the corresponding period in 2008. Such decrease was mainly attributable to the decrease of dividends from securities investment funds.

For the reporting period, the Group’s net realized gains on financial assets increased by 1,502.02% as compared with the corresponding period in 2008. Such increase was mainly attributable to a significant increase in realized gains from available-for-sale financial assets resulting from the rally of the capital market.

For the reporting period, the Group’s net fair value gains on assets at fair value through income (held-for-trading) was RMB1,375 million. Such increase was mainly attributable to a significant increase of both realized and unrealized gains of financial assets at fair value through income (held-for-trading) resulting from the rally of the capital market.

Based on the above reasons, for the reporting period, the Group’s net investment yield was 1.92% and the gross investment yield was 3.27%.

[7]

The net investment yield = net investment income/((investment assets at the beginning of the period - securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period - securities sold under agreements to repurchase at the end of the period)/2).

Commission File Number 001-31914

As at 30 June 2009 and 31 December 2008, the investment assets of the Group were as follows:

	Unaudited As at 30 June 2009	Audited As at 31 December 2008
	RMB million	RMB million

Debt securities	537,260	575,885
Held-to-maturity securities	222,294	211,929
Available-for-sale securities	307,002	356,220
At fair value through income (held-for-trading)	7,964	7,736
Equity securities	140,154	75,082
Available-for-sale securities	137,257	68,719
At fair value through income (held-for-trading)	2,897	6,363
Term deposits	276,438	228,272
Statutory deposits – restricted	6,153	6,153
Loans	20,081	17,926
Securities purchased under agreements to resell	2,000	—
Cash and cash equivalents	61,279	34,085

Benefits, claims and expenses

For the reporting period, the Group’s total benefits, claims and expenses were RMB97,399 million, as compared with RMB83,103 million for the corresponding period in 2008, which were increased by 17.20%. The increase was mainly attributable to an increase in insurance business.

	Unaudited For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Insurance benefits and claims	57,279	50,824
Interest credited to investment contracts	613	714
Increase in deferred income	12,091	14,463
Policyholder dividends resulting from participation in profits	8,875	1,922
Amortisation of deferred policy acquisition costs	9,759	6,757
Underwriting and policy acquisition costs	1,894	1,803
Administrative expenses	6,273	5,026
Other operating expenses	486	1,409
Statutory insurance fund	129	185

Commission File Number 001-31914

For the reporting period, the Group’s insurance benefits and claims increased by 12.70% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in insurance business.

For the reporting period, the Group’s increase in deferred income decreased by 16.40% compared with the corresponding period in 2008. Such decrease was mainly attributable to an increase in amortization of deferred income resulting from the increase in investment yield.

For the reporting period, the Group’s policyholder dividends resulting from participation in profits increased by 361.76% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in investment income from the Company’s participating products resulting from the rally of the capital market.

For the reporting period, the Group’s amortisation of deferred policy acquisition costs increased by 44.43% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in investment yield.

For the reporting period, the Group’s underwriting and policy acquisition costs increased by 5.05% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in insurance business.

For the reporting period, the Group’s administrative expenses and other operating expenses increased by 5.03% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in insurance business.

Income tax

For the reporting period, the Group’s income tax expenses increased to RMB5,140 million from RMB918 million in the corresponding period in 2008. The increase was mainly attributable to the decrease in non-taxable income and the increase in deferred income tax. The effective tax rate of the Group increased from 5.4% in the first half of 2008 to 21.9% in the first half of 2009.

Net profit

For the reporting period, the net profit attributable to shareholders of the Company was RMB18,226 million, representing an increase of 15.08% as compared with the corresponding period in 2008. Such increase was mainly attributable to a considerable increase in investment income resulting from the rally of the capital market.

Commission File Number 001-31914

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Group’s principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, investment income and financing. The primary risks over liquidity with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, the risks of default by debtors, as well as volatilities in interest rate and capital market and other risks. The Group will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our cash and investment assets. As at 30 June 2009, the amount of cash and cash equivalents of the Group was RMB61,279 million (RMB34,085 million as at 31 December 2008). As at 30 June 2009, the amount of term deposits of the Group was RMB276,438 million (RMB228,272 million on 31 December 2008).

Our investment portfolio may also provide us with a source of liquidity to meet unexpected cash outflows. As at 30 June 2009, the investments in debt securities had a fair value of RMB543,864 million (RMB592,554 million as at 31 December 2008). As at 30 June 2009, investment in equity securities had a fair value of RMB140,154 million (RMB75,082 million as at 31 December 2008).

Uses of Liquidity

The Group’s principal cash outflows primarily relate to the benefits and claims associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to the Company’s shareholders.

The Group believes that its sources of liquidity are sufficient to meet its current cash requirements.

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2009

		Unaudited For the six months ended 30 June
		2009	2008
	Note	RMB million	RMB million

REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts for the six months ended 30 June 2009: RMB 87,666 million, for the six months ended 30 June 2008: RMB 78,941 million)		87,863	79,285
Less: premiums ceded to reinsurers		(64)	(62)

Net written premiums and policy fees		87,799	79,223
Net change in unearned premium reserves		(365)	(486)

Net premiums earned and policy fees		87,434	78,737

Net investment income	1	18,930	25,302
Net realised gains on financial assets	2	11,887	742
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	3	1,375	(6,495)
Other income		797	998

Total revenues		120,423	99,284

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(10,298)	(10,020)
Accident and health claims and claim adjustment expenses		(3,805)	(3,671)
Increase in long-term traditional insurance contracts liabilities		(37,493)	(32,939)
Interest credited to long-term investment type insurance contracts		(5,683)	(4,194)
Interest credited to investment contracts		(613)	(714)
Increase in deferred income		(12,091)	(14,463)
Policyholder dividends resulting from participation in profits		(8,875)	(1,922)
Amortisation of deferred policy acquisition costs		(9,759)	(6,757)
Underwriting and policy acquisition costs		(1,894)	(1,803)
Administrative expenses		(6,273)	(5,026)
Other operating expenses		(486)	(1,409)
Statutory insurance fund		(129)	(185)

Total benefits, claims and expenses		(97,399)	(83,103)

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2009

		Unaudited For the six months ended 30 June
		2009	2008
	Note	RMB million	RMB million

Share of results of associates		404	707
Net profit before income tax expenses	4	23,428	16,888
Income tax expenses	5	(5,140)	(918)

Net profit		18,288	15,970

Attributable to:
– shareholders of the Company		18,226	15,838
– minority interest		62	132

Basic and diluted earnings per share	6	RMB 0.64	RMB 0.56

Dividends approved and declared during the period	7	6,501	11,871

Other comprehensive income/(loss)
Available-for-sale financial assets
Arising from available-for-sale securities during the period		28,655	(76,955)
Reclassification adjustment for gains included in profit or loss		(12,242)	(2,403)
Impact from available-for-sale securities on other assets and liabilities		(3,238)	22,367
Share of other comprehensive income of associates		(53)	(49)
Others		—	9
Income tax relating to components of other comprehensive income/(loss)		(3,293)	14,247

Other comprehensive income/(loss) for the period, net of tax		9,829	(42,784)

Total comprehensive income/(loss) for the period		28,117	(26,814)

Attributable to:
– shareholders of the Company		28,048	(26,891)
– minority interest		69	77

Commission File Number 001-31914

Notes:

1	NET INVESTMENT INCOME

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Debt securities	11,713	10,464
– held-to-maturity securities	4,793	4,461
– available-for-sale securities	6,761	5,810
– at fair value through income (held-for-trading)	159	193
Equity securities	1,382	9,496
– available-for-sale securities	1,350	9,023
– at fair value through income (held-for-trading)	32	473
Bank deposits	5,324	5,449
Loans	560	241
Securities purchased under agreements to resell	—	54

Subtotal	18,979	25,704

Securities sold under agreements to repurchase	(46)	(271)
Investment expenses	(3)	(131)

Total	18,930	25,302

Included in net investment income is interest income of RMB17,597 million (for the six months ended 30 June 2008: RMB16,213 million) using the effective interest method. The interest income of impaired assets for the six months ended 30 June 2009 is nil (for the six months ended 30 June 2008: RMB708 million).

2	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Debt securities
Gross realised gains	2,273	37
Gross realised losses	(54)	(5)
Impairments	—	(2,414)

Subtotal	2,219	(2,382)

Equity securities
Gross realised gains	12,776	10,585
Gross realised losses	(824)	(4,262)
Impairments	(2,284)	(3,199)

Subtotal	9,668	3,124

Total	11,887	742

Commission File Number 001-31914

3	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR- TRADING)

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Debt securities	(228)	(67)
Equity securities	1,603	(6,428)

Total	1,375	(6,495)

4	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Employee salary and welfare cost	2,538	1,682
Housing benefits	175	143
Contribution to the defined contribution pension plan	493	376
Depreciation	688	602
Loss on disposal of property, plant and equipment	—	1
Exchange loss	12	980

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the condensed consolidated statement of comprehensive income represents:

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Current taxation – Enterprise income tax	1,012	1,242
Deferred taxation	4,128	(324)

Taxation charges	5,140	918

Commission File Number 001-31914

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC is as follows:

			For the six months ended 30 June
			2009	2008
			RMB million	RMB million

Net profit before income tax expenses			23,428	16,888

Tax computed at the statutory tax rate			5,857	4,222
Non-taxable income	(i	)	(1,275)	(3,344)
Additional tax liability from expenses not deductible for tax purposes	(i	)	556	40
Other			2	—

Income taxes at effective tax rate			5,140	918

(i)	Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(c)	As at 30 June 2009, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

The movement on the deferred income tax liabilities account is as follows:

	2009	2008
	RMB million	RMB million

As at 1 January	12,569	24,786
Deferred taxation charged/(credited) to income	4,128	(324)
Deferred taxation charged to equity	3,293	(14,247)

As at 30 June	19,990	10,215

6	EARNING PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2009 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2008: 28,264,705,000).

7	DIVIDENDS

A dividend in respect of 2008 of RMB 0.23 per ordinary share, amounting to a total dividend of RMB 6,501 million, was approved and declared at the Annual General Meeting in May 2009.

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2009

	Unaudited As at 30 June 2009	Audited As at 31 December 2008
	RMB million	RMB million

ASSETS
Property, plant and equipment	18,052	18,151
Deferred policy acquisition costs (“DAC”)	58,770	58,268
Investments in associates	8,472	8,176
Financial assets
Debt securities	537,260	575,885
– held-to-maturity securities	222,294	211,929
– available-for-sale securities	307,002	356,220
– at fair value through income (held-for-trading)	7,964	7,736
Equity securities	140,154	75,082
– available-for-sale securities	137,257	68,719
– at fair value through income (held-for-trading)	2,897	6,363
Term deposits	276,438	228,272
Statutory deposits – restricted	6,153	6,153
Loans	20,081	17,926
Securities purchased under agreements to resell	2,000	—
Accrued investment income	15,147	13,149
Premiums receivables	11,632	6,433
Reinsurance assets	824	963
Other assets	3,970	2,285
Current income tax assets	90	—
Cash and cash equivalents	61,279	34,085

Total assets	1,160,322	1,044,828

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

AS AT 30 JUNE 2009

	Unaudited As at 30 June 2009	Audited As at 31 December 2008
	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	311,318	273,474
Long-term investment type insurance contracts	405,244	362,241
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	2,558	2,629
– unearned premium reserves	6,627	6,265
Deferred income	83,958	74,487
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	49,559	51,713
– without DPF	1,516	1,516
Securities sold under agreements to repurchase	1,050	11,390
Policyholder dividends payable	32,538	24,358
Annuity and other insurance balances payable	30,475	28,986
Premiums received in advance	1,639	1,811
Other liabilities	9,872	9,882
Deferred tax liabilities	19,990	12,569
Current income tax liabilities	—	1,668
Statutory insurance fund	173	266

Total liabilities	956,517	863,255

Shareholders’ equity
Share capital	28,265	28,265
Reserves	96,209	85,378
Retained earnings	77,722	67,006

Total shareholders’ equity	202,196	180,649

Minority interest	1,609	924

Total equity	203,805	181,573

Total liabilities and equity	1,160,322	1,044,828

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2009

	Unaudited
	Attributable to shareholders of the Company			Minority interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2009	28,265	85,378	67,006	924	181,573
Net profit	—	—	18,226	62	18,288
Dividends approved and declared	—	—	(6,501)	(104)	(6,605)
Appropriation to reserve	—	1,009	(1,009)	—	—
Unrealised gains, net of tax	—	9,822	—	7	9,829
Capital contribution	—	—	—	720	720

As at 30 June 2009	28,265	96,209	77,722	1,609	203,805

As at 1 January 2008	28,265	114,825	62,410	876	206,376
Net profit	—	—	15,838	132	15,970
Dividends approved and declared	—	—	(11,871)	—	(11,871)
Appropriation to reserve	—	2,792	(2,792)	—	—
Unrealised losses, net of tax	—	(42,729)	—	(64)	(42,793)
Capital contribution	—	—	—	45	45
Others	—	—	—	9	9

As at 30 June 2008	28,265	74,888	63,585	998	167,736

Commission File Number 001-31914

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2009

	Unaudited For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Net cash inflow from operating activities	54,334	34,906

Net cash outflow from investing activities	(55,476)	(70,686)

Net cash inflow from financing activities	28,347	53,179

Net increase in cash and cash equivalents	27,205	17,399

Cash and cash equivalents
Beginning of period at 1 January	34,085	25,317
Foreign currency losses on cash and cash equivalents	(11)	(490)

End of period at 30 June	61,279	42,226

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	50,752	35,858
Short-term bank deposits	10,527	6,368

Cash and cash equivalents	61,279	42,226

Commission File Number 001-31914

SEGMENT INFORMATION

1.	Operating segments

The Group operates in four business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of long-term life insurance contracts to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of long-term life insurance contracts to group entities.

(iii)	Short-term insurance business

Short-term insurance relates primarily to the sale of short-term accident and health insurance contracts.

(iv)	Corporate and other business

Corporate and other business relates primarily to income, tax expenses and allocated costs of insurance agency business in respect of the provision of the services to China Life Insurance (Group) Company, share of results of associates, income and expenses of subsidiaries, unallocated incomes and expenditures of the Group.

2.	Allocation basis of income and expenses

Net investment income, net fair value gains or losses on assets and foreign exchange losses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve, policyholders’ deposits and liabilities from agency business at the beginning and end of the period. Administrative and certain other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments. Other income and remaining other operating expenses are allocated to the segment of “Corporate & Other”.

Commission File Number 001-31914

	For the six months ended 30 June 2009
	Individual life	Group life	Accident & Health	Corporate & other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	80,525	354	6,984	—	—	87,863
Gross written premiums	72,090	118	6,984	—	—
– Term Life	331	46	—	—	—
– Whole Life	18,235	61	—	—	—
– Endowment	28,118	—	—	—	—
– Annuity	25,406	11	—	—	—
Policy fees	8,435	236	—	—	—
Net premiums earned and policy fees	80,513	354	6,567	—	—	87,434
Net investment income	17,395	1,236	215	84	—	18,930
Net realised gains on financial assets	10,946	778	136	27	—	11,887
Net fair value gains on assets at fair value through income (held-for-trading)	1,265	90	16	4	—	1,375
Other income	—	—	—	1,032	(235)	797

Segment revenues	110,119	2,458	6,934	1,147	(235)	120,423

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(10,045)	(253)	—	—	—	(10,298)
Accident and health claims and claim adjustment expenses	—	—	(3,805)	—	—	(3,805)
Decrease/(Increase) in long-term traditional insurance contracts liabilities	(37,679)	186	—	—	—	(37,493)
Interest credited to long-term investment type insurance contracts	(5,667)	(16)	—	—	—	(5,683)
Interest credited to investment contracts	—	(613)	—	—	—	(613)
Decrease/(Increase) in deferred income	(12,153)	62	—	—	—	(12,091)
Policyholder dividends resulting from participation in profits	(8,019)	(856)	—	—	—	(8,875)
Amortization of deferred policy acquisition costs	(8,439)	(296)	(1,024)	—	—	(9,759)
Underwriting and policy acquisition costs	(1,600)	(34)	(260)	—	—	(1,894)
Administrative expenses	(3,921)	(309)	(1,184)	(859)	—	(6,273)
Other operating expenses	(527)	(36)	(75)	(83)	235	(486)
Statutory insurance fund	(105)	(5)	(19)	—	—	(129)

Segment benefits, claims and expenses	(88,155)	(2,170)	(6,367)	(942)	235	(97,399)

Share of results of associates	—	—	—	404	—	404

Segment results	21,964	288	567	609	—	23,428

Income tax expenses	—	—	—	(5,140)	—	(5,140)

Net profit/(loss)	21,964	288	567	(4,531)	—	18,288

Attributable to:
– shareholders of the Company	21,964	288	567	(4,593)	—	18,226
– minority interest	—	—	—	62	—	62

Unrealised gains/(losses) included in shareholders’ equity	9,095	646	113	(32)	—	9,822

Commission File Number 001-31914

	For the six months ended 30 June 2008
	Individual Life	Group life	Accident & Health	Corporate & other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	72,012	655	6,618	—	—	79,285
Gross written premiums	64,287	284	6,618	—	—
– Term Life	93	7	—	—	—
– Whole Life	17,299	252	—	—	—
– Endowment	29,075	—	—	—	—
– Annuity	17,820	25	—	—	—
Policy fees	7,725	371	—	—	—
Net premiums earned and policy fees	72,007	653	6,077	—	—	78,737
Net investment income	22,782	2,064	333	123	—	25,302
Net realised gains/(losses) on financial assets	722	66	11	(57)	—	742
Net fair value losses on assets at fair value through income (held-for-trading)	(5,810)	(526)	(85)	(74)	—	(6,495)
Other income	—	—	—	1,193	(195)	998

Segment revenues	89,701	2,257	6,336	1,185	(195)	99,284

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(9,360)	(660)	—	—	—	(10,020)
Accident and health claims and claim adjustment expenses	—	—	(3,671)	—	—	(3,671)
Decrease/(Increase) in long-term traditional insurance contracts liabilities	(33,476)	537	—	—	—	(32,939)
Interest credited to long-term investment type insurance contracts	(4,177)	(17)	—	—	—	(4,194)
Interest credited to investment contracts	—	(714)	—	—	—	(714)
Increase in deferred income	(14,390)	(73)	—	—	—	(14,463)
Policyholder dividends resulting from participation in profits	(1,757)	(165)	—	—	—	(1,922)
Amortization of deferred policy acquisition costs	(5,682)	(282)	(793)	—	—	(6,757)
Underwriting and policy acquisition costs	(1,566)	(19)	(218)	—	—	(1,803)
Administrative expenses	(3,054)	(290)	(824)	(858)	—	(5,026)
Other operating expenses	(1,324)	(122)	(68)	(90)	195	(1,409)
Statutory insurance fund	(153)	(8)	(24)	—	—	(185)

Segment benefits, claims and expenses	(74,939)	(1,813)	(5,598)	(948)	195	(83,103)

Share of results of associates	—	—	—	707	—	707

Segment results	14,762	444	738	944	—	16,888

Income tax expenses	—	—	—	(918)	—	(918)

Net profit	14,762	444	738	26	—	15,970

Attributable to:
– shareholders of the Company	14,762	444	738	(106)	—	15,838
– minority interest	—	—	—	132	—	132

Unrealised losses included in shareholders’ equity	(38,524)	(3,491)	(562)	(152)	—	(42,729)

Commission File Number 001-31914

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2009 and 31 December 2008, and the value of one year’s sales for the 12 months to 30 June 2009 and 31 December 2008 are shown below.

Table 1

Components of Embedded Value and Value of One Year’s Sales (RMB million)

ITEM	30 June 2009	31 December 2008
A Adjusted Net Worth	153,759	137,816
B Value of In-Force Business before Cost of Solvency Margin	136,420	122,898
C Cost of Solvency Margin	(22,859)	(20,626)
D Value of In-Force Business after Cost of Solvency Margin (B + C)	113,561	102,271
E Embedded Value (A + D)	267,320	240,087
F Value of One Year’s Sales before Cost of Solvency Margin	20,427	17,528
G Cost of Solvency Margin	(3,664)	(3,604)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	16,763	13,924

Note: Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months to 30 June 2009 and 30 June 2008 are shown below.

Table 2

Components of Value of Half Year’s Sales (RMB million)

ITEM	30 June 2009	30 June 2008
A Value of Half Year’s Sales before Cost of Solvency Margin	12,467	9,567
B Cost of Solvency Margin	(2,121)	(2,061)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	10,346	7,506

Note: Numbers may not be additive due to rounding.

Commission File Number 001-31914

Movement analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 3

Analysis of Embedded Value Movement in the First Half Year of 2009 (RMB million)

ITEM

A Embedded Value at Start of Year	240,087
B Expected Return on Embedded Value	9,581
C Value of New Business in the Period	10,346
D Operating Experience Variance	751
E Investment Experience Variance	15,045
F Methodology and Model Changes	(962)
G Market Value Adjustment	(1,011)
H Exchange Gains or Losses	(12)
I Shareholder Dividend Distribution	(6,501)
J Other	(4)
K Embedded Value as at 30 June 2009 (sum A through J)	267,320

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:

		B	Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2009 plus the expected return on investments supporting the 2009 opening net worth.

		C	Value of new business sales in the first half year of 2009.

		D	Reflects the difference between actual experience in the first half year of 2009 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

		E	Compares actual with expected investment returns during the first half year of 2009.

		F	Reflects the effect of projection method and model enhancements.

		G	Change in the market value adjustment from the beginning of year 2009 to 30 June 2009.

		H	Reflect the gains or losses due to change in exchange rate.

		I	Reflects dividends distributed to shareholders during the first half year of 2009.

		J	Other miscellaneous items.

Commission File Number 001-31914

Sensitivity Testing

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 4

Sensitivity Results

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
	(RMB million)	(RMB million)

Base case scenario	113,561	16,763
Risk discount rate of 11.5%	107,280	15,810
Risk discount rate of 10.5%	120,331	17,792
10% increase in investment return	135,146	19,336
10% decrease in investment return	91,987	14,193
10% increase in expenses	111,618	15,266
10% decrease in expenses	115,503	18,260
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	112,172	16,630
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	114,970	16,898
10% increase in lapse rates	112,083	16,532
10% decrease in lapse rates	115,113	17,002
10% increase in morbidity rates	111,911	16,593
10% decrease in morbidity rates	115,225	16,934
Solvency margin at 150% of statutory minimum	102,606	14,911
10% increase in claim ratio of short term business	113,294	16,253
10% decrease in claim ratio of short term business	113,828	17,273

Commission File Number 001-31914

INSURANCE SOLVENCY REQUIREMENTS

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows the Company’s solvency ratio as at 30 June 2009:

As at 30 June 2009
RMB million (excluding percentage)

Actual capital	144,323
Minimum capital	44,579
Solvency ratio	324%

DIFFERENCE IN ACCOUNTING STANDARDS

On 7 August 2008, the Ministry of Finance issued the No. 2 Interpretation of Accounting Standard for Business Enterprises, which requires dual listed companies to recognize, measure and report the same items with same accounting policies and estimates unless exempted in the Interpretation. According to the Notification on the implementation of the No. 2 Interpretation of Accounting Standard for Business Enterprises during 2008 Annual Report preparation, issued by the Ministry of Finance on 26 December 2008, and the No. 48 [2008] Announcement issued by CSRC on 28 December 2008, listed companies who issued both A shares and H shares were required to take steps to remove the differences under different Accounting Standards and make appropriate disclosures in their 2008 Annual Report. On 5 January 2009, CIRC issued the Notification on the Implementation of the No. 2 Interpretation of Accounting Standard for Business Enterprises in the Insurance Sector (No. 1 [2009] of CIRC). According to this notification, when insurance companies prepare their 2009 financial reports, the accounting policies that cause differences in A Share and H Share financial reports will be modified. The implementation standard will be issued later. The Group is waiting for the implementation standards to evaluate the effect of the No. 2 Interpretation of Accounting Standard for Business Enterprises.

Commission File Number 001-31914

1.	Net profit reconciliation from PRC GAAP to HKFRS

	Unaudited	Unaudited
	For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Net profit attributable to shareholders of the Company under the PRC GAAP	13,920	10,772
Reconciling items:
Insurance related adjustments	5,600	6,661
– Deferred policy acquisition costs (i)	2,741	6,680
– Premiums, benefits and reserves of insurance and investment contracts (ii)	2,837	(172)
– Difference in associate’s insurance business (iii)	22	153
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	48	43
Deferred tax effects	(1,342)	(1,638)

Net profit attributable to shareholders of the Company under HKFRS	18,226	15,838

Commission File Number 001-31914

2.	Shareholders’ equity reconciliation from PRC GAAP to HKFRS

	Unaudited As at 30 June 2009	Audited As at 31 December 2008
	RMB million	RMB million

Shareholders’ equity attributable to shareholders of the Company under the PRC GAAP	151,912	134,957
Reconciling items:
Insurance related adjustments	68,142	62,161
– Deferred policy acquisition costs (i)	58,771	58,270
– Premiums, benefits and reserves of insurance and investment contracts (ii)	9,090	3,632
– Difference in associate’s insurance business (iii)	281	259
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	(1,191)	(1,239)
Deferred tax effects	(16,667)	(15,230)

Shareholders’ equity under HKFRS	202,196	180,649

Notes:

(i)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the statement of comprehensive income when incurred. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, The costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business are deferred. DAC for long- term traditional insurance contracts are amortized over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortized over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contracts.

(ii)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognized in current period’s statement of comprehensive income. Under HKFRS, the long-term products are classified into 4 categories: long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies. Under the PRC GAAP, unearned premium reserve is provided for the future insurance obligations from insurance business with policy terms of no more than one year. In accordance with HKFRS 4 – Insurance Contract, premiums from short-duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Commission File Number 001-31914

(iii)	Difference in associate’s insurance business

The difference between PRC GAAP and HKFRS relating to the accounting of commission, brokerage and operating expenses exists in the Company’s associate, China Life Property and Casualty Insurance Company Limited. The impact on the profit and shareholders’ equity of China Life Property and Casualty Insurance Company Limited from above difference influence the Group through equity method.

(iv)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under PRC GAAP, the Group recognized capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 – Property, Plant and Equipment, the Company has chosen the cost model as its accounting policy and does not recognize any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

CORPORATE SOCIAL RESPONSIBILITY

As China’s largest life insurer, the Company fully mobilized the role of insurance as economic accelerator and social stabilizer, and actively fulfilled its corporate social responsibilities. While providing effective insurance protection to policyholders, the Company made claims settlement and payment promptly. During the reporting period, the Company’s benefits and claims payment were over RMB40,000 million. Despite the harsh employment situation in China, the Company continuously provided work opportunities and promoted the development of social harmony. The Company had more than 20,000 new individual exclusive agents in the first half of 2009.

In order to continuously promote and carry out China Life’s support program for Wenchuan Earthquake orphans initiated in 2008, the Company formally kicked off “China Life Love Action Support Program for Earthquake Orphans” in May 2009, which mainly included one-to-one support program by employee volunteers for earthquake orphans and the China Life Love Summer Camp activities. By making periodic visits and offering consolation to earthquake orphans, and sponsoring Summer Camp activities, the Company keeps a close track of the development of the support program, and gives long-term, continuous physical and spiritual support and care to them. The Company has carried out the “School Reconstruction Program in Wenchuan Earthquake Area” through China Life Charity Foundation, and has donated to build 15 China Life Fraternity Schools in four provinces and 13 cities, including Sichuan, Gansu, Shanxi and Chongqing, from which more than 10,000 students have benefited.

The Company donated RMB1,000,000 to ChunHui Action Development Foundation in Guizhou Province, supported the poverty alleviation in the poor areas, and improved the local educational condition. Great poverty-relief efforts were made to improve living standard of the local people in Hualong county of Qinghai Province. In order to promote national sports development, the Company actively sponsored the 11th National Games, and became the exclusive life insurance partner for this event.

Commission File Number 001-31914

The Company, through the China Life Charity Foundation, continued to work on the “Healthy New Villages” project jointly initiated with the Red Cross Society of China, and assisted with the construction of 40 additional China Life Fraternity Healthcare Centers, as well as actively provided assistance to patients with serious illnesses. Through the China Life Charity Foundation, the Company also donated RMB1,000,000 to Yunnan province to assist with the construction of four China Life primary schools. The Company donated RMB200,000 to the China Children Insurance Foundation under the China Children and Teenager’s Fund, and provided critical illness insurance to more than 50,000 students, including 1,077 orphans.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

For the reporting period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

After making specific inquiries to all the directors and supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Companies (“Model Code”) as set out in Appendix 10 of the Listing Rules during the period between 1 January 2009 and 30 June 2009. The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors in respect of their dealings in the securities of the Company.

REVIEW BY AUDIT COMMITTEE

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2009.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

The Company has implemented a full set of corporate governance practices, and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company achieve its goals and enable the Company to operate in a more regulated manner and boost the confidence of investors.

For the reporting period, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

Commission File Number 001-31914

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the website of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) in due course. This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng,
Mr. Lin Dairen, Ms. Liu Yingqi,
Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin
Independent Non-executive Directors:	Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji,
Mr. Bruce Douglas Moore

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman

Beijing, China, 25 August 2009